CBD BRANDS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

January 21, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Greg Dundas, Mary Beth Breslin, Kristin Lochhead, Kate Tillan

Re: CBD Brands, Inc.

Draft Registration Statement on Form S-1 Submitted December 13, 2019

CIK No. 0001760903

Ladies and Gentlemen:

CBD Brands, Inc. (the “Company”) is hereby confidentially submitting a Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 22, 2019 (the “Draft Submission”) and a Second Draft Registration Statement on December 13, 2019 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on December 31, 2019 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Prospectus Summary

Business Operations, page 1

1.	We note your revisions in response to prior comment 3 on page 1. Please further revise to avoid using jargon and to explain the tests and their results so that a lay person can understand. With respect to the sun care products noted on page 2 that are in "various stages of FDA required testing," please clarify whether the tests described on page 1 are the tests to which you are referring here. If not, please expand your disclosure to describe the tests and their results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the language on pages 1 and 2 to eliminate references to technical jargon and to explain the test conducted in terms which a lay person can understand. All of the testing on our products is standard testing for suncare products. It is not intended to verify any effects of adding CBD. Overall, our sunscreen products comply with the FDA Final Rule for sunscreen products under 21 CFR 352 Sunscreen products for Over-the-Counter Human Use. Therefore, they fall within the FDA monograph and premarket approval is not applicable. Our products have been tested for SPF Evaluation (SPF rating), Critical Wave Length (Broad Spectrum claim) and Water Resistance all of which are defined within the monograph and labeled accordingly.

In addition to these tests that were conducted to support the claims on the package, each batch is also tested for appearance, color, odor, pH, viscosity, specific gravity, analytical for the sunscreen actives, and microbial content testing.

Our Growth Strategy, page 2

2.	We note your revised disclosure in response to prior comment 5. However, your revised disclosure on page 1 continues to imply that your products that are infused with CBD will have certain benefits through the activation of CB2, even though on page 2 you state that you cannot make any claims as to such benefits prior to performing certain testing. We also note you continue to refer to the addition of CBD to increase efficacy of products on pages 2 and 33. Please reconcile and revise your disclosure throughout your prospectus accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised throughout the S-1 to remove references to potential benefits.

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3.	We note your response to prior comment 6, but it remains unclear what the nature of the specialty clinics will be. Please revise to explain, for example, what the purpose of the clinics will be, what products and/or services will be provided there, whether workers there will be employed by the company, who you are referring to by the term recommending physicians" and what your relationship to such physicians will be.

Response: While the Company has explored opening such clinics it has no commitments to open such clinics and has not progressed far enough to expand upon such plans; accordingly, the disclosure has been removed.

Our Market Opportunity, page 2

4.	We note your response to prior comment 12 that you compete in the "sun care and CBD markets.” Where you discuss your market opportunity on page 2 and elsewhere, we note you discuss the size of the "collective market for CBD sales" and an expected compound annual growth rate through 2024. Please tell us why you believe it is appropriate to include these figures when your current sun care and even future skin care products represent only a portion of "the collective market for CBD." Alternatively, revise to remove this disclosure or provide disclosure tailored to your addressable market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Market Opportunity Section. The Company notes that it has included certain information with respect to the anticipated growth in the market for CBD products to show that CBD Products have obtained market acceptance which is expected to increase.

Use of Proceeds, page 22

5.	Please expand the disclosure added in response to prior comment 17 to include the approximate amount intended to be used for each such purpose. In addition, where you indicate that proceeds will be used for "product research and development costs" and "clinical research and trials," also identify the product candidate(s), the amounts to be allocated to each candidate, and how far in the development of the candidate you expect to reach with the offering proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Use of Proceeds section accordingly.

Business, page 32

6.	We note your response to prior comment 22, but it remains unclear why you describe the research protocol detailed on page 32 as "abbreviated." If you are following a typical research protocol for approval by the FDA, please revise to delete this characterization.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 32 to eliminate the reference to the FDA process being abbreviated.

Intellectual Property, page 32

7.	Please expand your disclosure in response to prior comment 25 to clarify to which product(s) the provision patent application relates.

Response: The Company respectfully acknowledges the Staff’s comment and has expanded the Intellectual Property section to clarify the products to which the provisional patent relates.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or or counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John

cc: (via email)

Arthur Marcus

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